FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For: Aug 1 - 19, 2005

Platinum Group Metals Ltd.

(SEC File No. 0-30306)

Suite 328 – 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F [ X ]

Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [  ]       No  [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2005

   “R. Michael Jones”

R. MICHAEL JONES

President, Director

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

Item 1.

Reporting Issuer

PLATINUM GROUP METALS LTD.

328 -550 Burrard Street Vancouver BC, V6C 2B5

Telephone:

(604) 899-5450     Facsimile:

(604) 484-4710

Item 2.

Date of Material Change

August 12, 2005

Item 3.

Press Release

The Issuer issued a press release at Vancouver, BC dated August 12, 2005 to the TSX.

Item 4.

Summary of Material Change

Platinum Group Metals Ltd. (PTM-TSX) announces that for the Western Bushveld Joint Venture in South Africa, an Independent Preliminary Assessment on the initial resource area, called Project 1, has returned a pre-tax Net Present Value of 1.91 billion Rand (US$294 million at 6.5R/US$, C$347 million at 5.5R/C$) at a 5% discount rate (real terms) and an internal rate of return of 18.9%.

Item 5.

Full Description of Material Change

See News Release dated August 12, 2005.

Item 6.

Reliance on Section 85(2) of the Act (British Columbia) And Section 118(2) of the Act (Alberta)

N/A

Item 7.

Omitted Information

N/A

Item 8.

            Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO

Phone: (604) 899-5450

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 17th day of August, 2005.

Platinum Group Metals Ltd.

"R. Michael Jones"

R. Michael Jones, President & CEO

Platinum Group Metals Ltd.

MATERIAL CHANGE REPORT

328 -550 Burrard Street, Vancouver BC, V6C 2B5

Platinum Group Metals Ltd.

Suite 328 -550 Burrard Street, Vancouver V6C 2B5

Telephone: (604) 899-5450 Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	TSX: PTM; OTCBB: PTMQF SEC Form 20F, File No. 0-30306
No. 05-111	News Release	August 12, 2005

Preliminary Assessment Indicates Robust Platinum "Project 1" in the Western Bushveld Joint Venture

Platinum Group Metals Ltd. (PTM-TSX; PTMQF-OTCBB) announces that for the Western Bushveld Joint Venture in South Africa, an Independent Preliminary Assessment on the initial resource area, called Project 1, has returned a pre-tax Net Present Value, "NPV" of 1.91 billion Rand (US$294 million at 6.5R/US$, C$347 million at 5.5R/C$) at a 5% discount rate (real terms) and an internal rate of return of 18.9%. The figures are at current metal prices and exchange rates (as at July 1 2005) as shown in the tables below. At a 10% discount rate the NPV is 0.795 billion Rand (US$122 million, C$145 million).

The Preliminary Assessment Report includes updated Inferred Resources that have not been sufficiently drilled to enable them to have economic considerations applied to them to be categorized as Reserves. There can be no certainty that the Preliminary Assessment will be realized. Additional drilling is required before the Inferred Resources can be upgraded to Measured and Indicated categories.

The preliminary mine plan in this study involves the sinking of twin vertical shafts to 665 metres deep to access the higher grade parts of the resources on the Merensky Reef. This infrastructure is capable of producing 250,000 ounces per year of platinum, palladium, rhodium and gold (4E) from 1,357,000 tonnes at full steady state production. The mine plan in the economic assessment accesses only the "Domain 1 Merensky" part of the resource and has a life of mine of 14 years. The other parts of the resource including the UG2 Reef may be considered following more drilling.

The Merensky Reef is an approximately 1.35 metre thick layer within the Bushveld Igneous Complex in South Africa that is the source of most of the world's platinum. This reef is being mined at the adjacent BRPM platinum mine by Anglo Platinum. For comparison the BRPM platinum mine has Merensky resources (indicated and inferred) grading 6.20 g/t 4E (platinum, palladium, rhodium, and gold), while the PTM's Western Bushveld Joint Venture is targeting the section of its Inferred Resource (higher grade facies) grading 9.67 g/t 4E.

PTM holds a 37% Joint Venture interest and is the project operator. Anglo American Platinum Corporation (AAPTY-NYSE, AMSJ-JSE), the world leader in platinum production, holds 37% and Africa Wide Mineral Prospecting and Exploration holds 26%. The Preliminary Assessment and Resource calculation have been completed by Gordon Cunningham (ECSA) and Tim Spindler (ECSA) of Turnberry Projects (Pty) Ltd. and Charles Muller of Global Geo Services (SACNASP) as independent Qualified Persons and completed the investigation under the guidelines of Canadian National Instrument 43-101. As operator, PTM is responsible for exploration and engineering activities. This Preliminary Assessment has been conducted by independent qualified persons contracted by PTM. Anglo Platinum has not been involved in the preparation of the Preliminary Assessment nor in the evaluation of the results thereof.

John Gould, Managing Director of PTM South Africa, said, "The Project's initial indication is robust as a result of the excellent grades at accessible depths. The estimates by the independent qualified persons are consistent with my experience in mine construction and as a mine manager in South Africa. We have considerable potential to add to Project 1 by further drilling in the areas with near surface reef that was not considered in this initial Preliminary Assessment and thus may be a future option. The Assessment is very valuable as it provides economic drivers to direct the drilling that is in progress now with 4 drill rigs."

The estimated initial capital cost is 1.43 billion Rand (US$220 million, C$260 million) with a payback period of 4.5 years from completion of construction. The capital estimates includes a mine and concentrator with no capital included for smelting and refining. Project revenue is based on going rates for concentrate sales in the platinum industry in South Africa and allows for downstream processing. The estimates in this study have considerable risks and opportunities as a result of the preliminary nature of the geological investigation, engineering study, and social and licensing arrangements. Some of these are detailed below.

The conclusion of the Preliminary Assessment on Project 1 indicates that there is sufficient economic potential for the project to proceed with further drilling in the Inferred Resource area with the objective of advancing part of this area to the Indicated and Measured category. Exploration drilling outside of the Project 1 area with intercepts at shallow depths (less than 200 metres) indicates that these areas be recommended for follow-up targets for early near-surface resources to potentially accelerate the project and increase the overall economic viability.

Updated Inferred Resource Base: See Cautionary Note below to US Investors.

	Cutoff (cm g/t)	Million Tonnes	Grade g/t 4E	Channel Width (metre)	Diluted Channel Width (metre)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
MR Domain 1	200	13.87	9.67	1.11	1.12	134.11	4.312
MR Domain 2	400	0.534	6.47	0.42	1.00	3.46	0.111
UG2 Domain 1	400	2.21	4.32	1.35	1.35	9.57	0.310

The cut-offs have been established by the QP after a review of iterative potential mine plans.

Capital and Working Costs

	Capital Cost in South African Rands	Capital Costs in Canadian Dollars	Period
PTM Costs	R23.40m	C$4.25m	1.5 years
Owners Costs	R31.00m	C$5.64	1.5 Years
Phase 1 Capital	R1,428.90m	C$259.80	4 Years
Phase 2 Capital	R429.68m	C$78.12	Further 5 Years
Working Capital	R71.70m	C$13.03	Further 2 Years
Onsite - Working Cost	R323.59/ton	C$58.83/ton	Average Life of Mine
Payback			4.5 Years from completion of Construction
Mine Life -Domain 1 Merensky			14 years

Production Profile at Steady State

Tonnes Milled	Head Grade after Mining Dilution (4E)	Recovered Grade (g/t) to concentrate (4E)	Kilograms 4E in concentrate	Ounces 4E in concentrate
1,357,000 tonnes/year	6.10 g/t to 6.86 g/t	5.13 g/t to 6.01 g/t	7800 kg/year to 7900 kg/year	250,775 oz/year to 253,990 oz/year

Project Evaluation (Pre-Tax)

	South African Rands	Canadian Dollars	US Dollars	IRR
NPV at 5%	R1,908.960m	C$347m	US$294m	18.9%
NPV at 10%	R795.618m	C$145m	US$122m	18.9%

"Basket Price" Calculation
		Base Price	Exchange Rate	Discount	Metal Price	Split	Head Grade	Assumed Price
		US$/oz	R/US$		R/kg	%	g/t	R/kg
Basket Metal	Pt	$871	6.55		R183,422	61.0%	4.00
	Pd	$184	6.55		R38,748	30.0%	1.97
	Rh	$1,930	6.55		R406,434	4.0%	0.26
	Au	$426	6.55		R89,710	5.0%	0.33
	3PGE's & Au	$686	Basket Price		R144,509	100.0%	6.55	R144,000
	Ir	$154	6.55		R32,430			R32,000
	Ru	$68	6.55		R14,320			R14,000
	Os	$750	6.55		R157,941			R150,000
		US$/ton			R/ton
	Cu	$3,500	6.55	$150	R21,943	Prices	1-Jul-05	R21,000
	Ni	$14,500	6.55	$70	R94,517	Date	1-Jul-05	R94,000

Preliminary Mine Design Concept

The mine design considered for the Preliminary Assessment was selected based on an analysis of several approaches to the deposit, with the objective of maximizing the NPV at a 5% discount rate (real terms) while using the assumptions detailed in the assessment. The Project 1 area has sufficient resources and grade to consider the design of a stand-alone operation with a potential mine life of 14 years. As a result of the lower grades and continuity from initial drilling at depths not exceeding 300 metres, and the higher grades and continuity at the greater depths, the twin vertical shaft to 665 metres below surface approach was selected. The construction period is estimated to be 42 months and 18 months of ramp-up via underground development will be required to reach full production. The mine design is likely to be revised as the project advances and with any confirmation of parts of the shallow areas having higher grade and better continuity.

Sensitivities

Factors involving the sensitivity of the project economics are the metal prices, exchange rate, metallurgical recoveries, the platinum group metals (4E) grade, the operating costs and capital costs. As a result of the preliminary nature of the resource estimation of the Joint Venture area, changes in evaluation of the blocks targeted for potential mining have large impacts on the return of the project. The confidence in the structural geology could affect the capital and scheduling of deposit, thus also influencing the economics of the project.

Risks and Opportunities

As a result of having only conducted Preliminary Assessment the project still has significant risks. The mitigation of these risks is part of the recommendations of the study. In addition to normal commodity and currency exchange rate risks, other risks include:

  The investigation is at an Inferred Resource stage of confidence and further drilling and evaluation work will be required to advance the project to an Indicated and Measured Resource. This may then allow for the project to be advance to the pre-feasibility stage. Changes in the block grades and positions will impacts on the financial parameters. Geological losses will require further investigation with closer spaced drilling.

  The metallurgical recoveries, design parameters, socio-economic impact and related costs and the capital costs of the project have been assumed from relevant experience and are deemed to be appropriate at the preliminary stage of investigation, however further work is required. As a result of the preliminary nature of the project the project design, scope and costs are likely to be revised prior to a Pre-Feasibility Study.

Significant opportunities in addition to the possibility of a weakening Rand include:

  The Project 1 area only covers a small portion of the Joint Venture area and only the Domain 1 Merensky Reef has been considered as mined in the Preliminary Assessment. Intercepts along strike have confirmed the presence of the Merensky Reef and UG2 Reef. If these areas are proven to have resources closer than 300 metres from surface then these additional blocks may have important positive implications for the project, design and economics. The UG2 Reef has not been mined in the Preliminary Assessment model. Drilling is recommended to continue to investigate these opportunities.

  Detailed planning of the project development may lead to some savings in production scheduling and this would have a significant impact on the economics from a timing point of view.

Conclusions and Recommendations

The Project 1 resource demonstrates adequate economic potential to warrant further geological and metallurgical investigation. With additional drilling and engineering work, the project may be considered for a Pre-Feasibility investigation as a stand alone mine. There is the opportunity to improve the project design and economics with additional near surface resources and thus further drilling and engineering work is also warranted in this area. The project scope and approach should be revisited regularly to measure the impact of developments other areas on the NPV. Drilling, design and other work should be redirected accordingly to updated geological and engineering information.

Qualified Person and Quality Assurance and Control

Charles Muller is the Qualified Person, "QP" for the resource assessment and this Preliminary Assessment Report. He is registered with the SACNASP (South African Council for Natural Scientific Professions) (Registration No. 400201/04). Mr. Muller is an independent consultant with 13 years experience as a geologist, and resource evaluator. Samples were analyzed under PTM's and Anglo Platinum's protocols previously published for the project including insertion of blanks, duplicates and certified reference materials in the assay stream once in every 24 or fewer samples. This is in addition to internal quality control measures undertaken by the contracted analytical facilities.

Gordon Cunningham and Tim Spindler of Turnberry Projects (Pty) Ltd. are the Qualified Persons for the preliminary economic evaluation in the Preliminary Assessment. Both are registered with the Engineering Council of South Africa and have had extensive experience in the assessment of mines including platinum mines and have been responsible for the mine designs and related investigations.  They have over 40 years combined experience in project evaluation, design and feasibility work. Turnberry Projects has extensive experience with the design and evaluation of platinum projects and mines with past assignments including investigations ranging from metallurgical design to feasibility mine evaluation and project management.

About PTM

PTM is based in Vancouver BC, Canada and Johannesburg, South Africa. PTM has a management team in both Canada and South Africa, which have successful track records of more than 20 years in exploration, mine discovery, mine construction and mine operations. The Company was formed in 2000 and is focused on the development of platinum operations. PTM holds significant mineral rights in the Northern and Western Bushveld Igneous Complex of South Africa including a large scale joint venture with Anglo Platinum Limited in the Western Limb of the Bushveld Complex. The Western Bushveld Joint Venture, where PTM has the right to earn a 37% interest, includes an inferred resource of 4.7 million ounces of platinum, palladium, rhodium and gold.

PTM is also the largest mineral rights holder in the area surrounding Canada's only primary platinum and palladium mine near Thunder Bay, Ontario and has a separate active joint venture with Anglo Platinum near Sudbury, Ontario, Canada.

On behalf of the Board of

Platinum Group Metals Ltd.

"R. Michael Jones"

R. Michael Jones

President and Director

For further information contact:
R. Michael Jones, President or John Foulkes, Manager Corporate Development Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450	Larry Roth Roth Investor Relations, NJ Tel: (732) 792-2200

The TSX Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management. There can be no assurance that any of the assumptions in the Preliminary Assessment will be supported by a Feasibility Study or will come to pass. Data is incomplete and considerable additional work will be required to complete further evaluation including but not limited to drilling, engineering and socio-economic studies and investment. No firm quotes for costs have been received. The legal right to mine the project discussed has not been confirmed or applied for and the process for such application is new in South Africa and untested. The potential capital cost of the project is beyond the current means of the Company and there can be no assurance that financing for further work will be available.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330. The Company may access safe harbor rules.

The US Securities and Exchange Commission does not recognize the reporting of Inferred Resources. These resources are reported under Canadian National Instrument 43-101 and have a great amount of uncertainty and risk as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of Inferred Resources will ever be upgraded to a higher category. Under Canadian Rules estimates of Inferred Mineral Resources may not form the sole basis of feasibility studies or pre-feasibility studies. US INVESTORS ARE CAUTIONED NOT TO ASSUME THAT PART OR ALL OF AN INFERRED RESOURCE EXISTS, OR ARE ECONOMICALLY OR LEGALLY MINEABLE.

Platinum Group Metals Ltd.

Suite 328 -550 Burrard Street, Vancouver V6C 2B5

Telephone: (604) 899-5450 Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	TSX: PTM; OTCBB: PTMQF SEC Form 20F, File No. 0-30306
No. 05-112	News Release	August 18, 2005

PTM HOSTS CONFERENCE CALL ON PRELIMINARY ASSESSMENT
SCOPING STUDY REPORT AND RESOURCE UPDATE

Platinum Group Metals Ltd. (PTM-TSX; PTMQF-OTCBB) will be broadcasting a conference call on the web today at 4:30 p.m. Eastern Time to discuss the Preliminary Assessment Scoping Study Report and Resource Update
on the Western Bushveld Joint Venture Project 1 released August 12th, 2005. The report is now available on SEDAR and on the Company website at www.platinumgroupmetals.net.

The call is being webcast and can be accessed through the PTM website at www.platinumgroupmetals.net or at www.vcall.com.

About PTM

PTM is based in Vancouver BC, Canada and Johannesburg, South Africa. PTM has a management team in both Canada and South Africa, which have successful track records of more than 20 years in exploration, mine discovery, mine construction and mine operations. The Company was formed in 2000 and is focused on the development of platinum operations. PTM holds significant mineral rights in the Northern and Western Bushveld Igneous Complex of South Africa including a large scale joint venture with Anglo Platinum Limited in the Western Limb of the Bushveld Complex. The Western Bushveld Joint Venture, where PTM has the right to earn a 37% interest, includes an inferred resource of 4.7 million ounces of platinum, palladium, rhodium and gold.

PTM is also the largest mineral rights holder in the area surrounding Canada's only primary platinum and palladium mine near Thunder Bay, Ontario and has a separate active joint venture with Anglo Platinum near Sudbury, Ontario, Canada.

On behalf of the Board of

Platinum Group Metals Ltd.

"R. Michael Jones"

R. Michael Jones

President and Director

For further information contact:
R. Michael Jones, President or John Foulkes, Manager Corporate Development Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450	Larry Roth Roth Investor Relations, NJ Tel: (732) 792-2200

The TSX has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330. The Company may access safe harbor rules.